UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42
Company Registry (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´MEETING
HELD ON APRIL 28, 2010

DATE, TIME, AND PLACE:

April 28, 2010, at 10:15 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, namely: Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros, and Mrs. Viviane Senna Lalli - Directors.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 15, paragraph 1 of the Company’s Bylaws, the meeting was chaired by the Vice-Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) Elect new members to compose the Board of Executive Officers; and (b) confirm the composition of the Company’s Board of Executive Officers.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures. Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a) Elect, pursuant to article 17, item III, of the Company’s Bylaws, for a term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2011 Ordinary Shareholders Meeting, new members to compose the Company’s Board of Executive Officers, as follows: as Vice President Executive Officer Mr. Ignacio Dominguez-Adame Bozzano, a Spanish citizen, married, bank employee, bearer of Passport # AC 091437, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 234.100.598-57, resident and domiciled in São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235 - Vila Olímpia - São Paulo - SP; and as Officers without specific designation, Messrs. Claudio Almeida Prado, a Brazilian citizen, divorced, engineer, bearer of identification card (“RG”) # 11.334.368-1, issued by the Public Security Department of

São Paulo (“SSP/SP”), registered with the CPF/MF under # 125.808.358-22; Gustavo Summers Albuquerque, a Brazilian citizen, married, bank employee, bearer of RG # 460.726, issued by the Félix Pacheco Institute of the State of Rio de Janeiro (“IFP/RJ”), registered with the CPF/MF under # 957.136.207-78; José Tomas Otero Ubago, a Spanish citizen, married, bank employee, bearer of foreigner’s identification card (“RNE”) # V259604-1 CIMCRE/CGPMAF, registered with the CPF/MF under # 219.478.958-85; Juan Colas de Casso, a Spanish citizen, married, bank employee, bearer of RNE # V665974S-Temporary, registered with the CPF/MF under # 233.899.898-70; Luis Aberto Citon, a Portuguese citizen, single, bank employee, bearer of RNE # 350.767 CGPI/DIREX/DPF, registered with the CPF/MF under # 058.056.977-26; Luiz Carlos da Silva Cantidio Junior, a Brazilian citizen, single, business administrator, bearer of RG # 27.405.893-5 IFP/RJ, registered with the CPF/MF under # 150.915.381-00; Marcelo Malanga, a Brazilian citizen, married, bank employee, bearer of RG # 18.120.214-1 SSP/SP, registered with the CPF/MF under # 126.359.808-02; Marcelo Zerbinatti, a Brazilian citizen, married, bank employee, bearer of RG # 23.854.966-5 SSP/SP, registered with the CPF/MF under # 136.738.758-25; Marco André Ferreira da Silva, a Brazilian citizen, married, bank employee, bearer of RG # 15.154.716-6 SSP/SP, registered with the CPF/MF under # 064.557.488-08; Miguel Angel Albero Ocerin, a Spanish citizen, married, bank employee, bearer of RNE # V569328-9-Temporary, registered with the CPF/MF under # 233.348.458-69; Ramón Camino Puig Carbo, a Spanish citizen, married, bank employee, bearer of RNE # V364858J, registered with the CPF/MF under # 058.587.927-31; Roberto de Oliveira Campos Neto, a Brazilian citizen, single, bank employee, bearer of RG # 38.628.900-1 SSP/SP, registered with the CPF/MF under # 078.602.017-20; Ronaldo Yassuyuki Morimoto, a Brazilian citizen, single, bank employee, bearer of RG # 27.296.905-9 SSP/SP, registered with the CPF/MF under # 267.678.438-22; Ulisses Gomes Guimarães, a Brazilian citizen, married, bank employee, bearer of RG # 34.246.767-0 SSP/SP, registered with the CPF/MF under # 013.149.967-03; and Wilson Luiz Matar, a Brazilian citizen, married, bank employee, bearer of RG # 9.928.569 SSP/SP, registered with the CPF/MF under # 042.307.498-99, all resident and domiciled in São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235, Vila Olímpia - São Paulo - SP. The Officers elected herein hereby represent they are not involved in any crime provided for by law which may prevent them from doing business, particularly those mentioned in article 147 of Corporation Law, meet the requirements set forth by Resolution 3041, dated 11.28.2002, of the Brazilian National Monetary Council, and shall be invested in their respective offices only after the homologation of their election by the Brazilian Central Bank, being the offices of Messrs. Ignacio Dominguez-Adame Bozzano, Juan Colas de Casso and Miguel Angel Alberto Ocerin dependant on the concession of their respective permanent visa; and

(b) By virtue of the resolution under item “a” above, confirm the composition of the Company’s Board of Executive Officers, with term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2011 Ordinary Shareholders Meeting:

Chief Executive Officer	Fabio Colletti Barbosa

Senior Vice President Executive Officers:	José de Menezes Berenguer Neto
José de Paiva Ferreira

Vice President Executive Officers:	Angel Oscar Agallano
Carlos Alberto López Galán
Fernando Byington Egydio Martins

Gustavo José Costa Roxo da Fonseca
Ignacio Dominguez-Adame Bozzano
João Roberto Gonçalves Teixeira
Lilian Maria Ferezim Guimarães
Oscar Rodriguez Herrero
Pedro Paulo Longuini

Executive Officers:	Arnaldo Penteado Laudisio
Javier Fonseca Viader
José Roberto Machado Filho
Luciane Ribeiro
Luís Felix Cardamone Neto
Marco Antônio Martins de Araújo Filho
Marcos Matioli de Souza Vieira
Maria Luiza de Oliveira Pinto e Paiva
Pedro Carlos Araújo Coutinho
Wagner Augusto Ferrari

Officers without specific designation:	Alexandre Schwartsman
Amancio Acúrcio Gouveia
André Fernandes Berenguer
Antonio Fernando Laurelli Ribeiro
Antonio Pardo de Santayana Montes
Carlos Leibowicz
Cassius Schymura
Claudio Almeida Prado
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Gustavo Summers Albuquerque
Jamil Habibe Hannouche
João Guilherme de Andrade So Consiglio
Jose Tomas Otero Ubago
Juan Colas de Casso
Luis Alberto Citon
Luiz Carlos da Silva Cantidio Junior
Luiz Felipe Taunay Ferreira
Luiz Fontoura de Oliveira Reis Filho
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marco André Ferreira da Silva
Marcos Adriano Ferreira Zoni
Maria Eugênia Andrade Lopez Santos
Mauro Siequeroli
Miguel Angel Albero Ocerin
Nilo Sérgio Silveira Carvalho
Ramón Camino Puig Carbo
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto Correa Barbuti
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sérgio Gonçalves
Ulisses Gomes Guimarães
Wilson Luiz Matar

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, April 28, 2010. a) Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros, and Mrs. Viviane Senna Lalli -Directors.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 07, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer